Direct Line: 212.859.8875 Fax: 212.859.8587 Christopher.Ewan@friedfrank.com

November 2, 2007

Peggy Kim, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-3628

Re:	Navtech, Inc. Schedule TO/13E-3 filed October 9, 2007 SEC File No. 005-39203

Dear Ms. Kim:

NV Holdings, Inc. (the “Purchaser”) has filed today via EDGAR Amendment No. 1 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO/13E-3 (the “Statement”).  We have enclosed three courtesy copies of the Amendment for your review.

On behalf of Purchaser, we are responding to your comment letter dated October 18, 2007 with respect to the Statement.  Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.  For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by the Purchaser’s response.

Schedule TO/13E-3 filed October 9, 2007

1.
Please tell us what consideration was given to whether Navtech, Cambridge Information Group II LLC, ABRY Mezzanine Partners, L.P. and ABRY Investment Partnership, L.P., Externalis S.A., and Messrs. Jakobowski, Hunt, Snyder and Macq are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3?  Please advise or revise the Schedule 13E-3 to include these parties as filing persons.  For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Response

The Amendment includes Cambridge Information Group II LLC, ABRY Mezzanine Partners, L.P. and ABRY Investment Partnership, L.P., Externalis S.A., and Messrs. Hunt, Snyder and Macq as filing persons.  Please refer to Item A(1) of the Amendment.  The Purchaser notes that Navtech, Inc. (“Navtech”) was not included as a filing person because this transaction is not an issuer tender offer and Navtech has had no involvement in negotiations, discussions, plans or arrangements related to the tender offer.  In addition, Mr. Jakobowski was not included because he had no involvement in negotiations, discussions, plans or arrangements related to the tender offer.

2.
Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response

The Purchaser has revised the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added.  Please refer to Items A(1), C(8) and C(10) of the Amendment.

3.
We note from the disclosure on page 34 that during the two years for which various transactions between the affiliates and the company are described, CIG and Externalis continued to acquire shares through private purchases.  ABRY made one such purchase.  Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction.  See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719.  In your supplemental response, please include a timeline for all acquisitions of the company’s securities, including but not limited to the transactions disclosed and private purchases.  Further, in your response, highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

Response

The Purchaser does not believe that the private purchases of shares described on page 34 of the disclosure constitute the first steps in the going private transaction.  The five private purchases made between March 24, 2006 and February 27, 2007 (as described in the timeline below) were made on a purely opportunistic basis from individual shareholders who individually approached CIG, Externalis and ABRY.  There was no underlying purpose or plan, directly or indirectly, to cause the shares to be held by less than 300 persons or to cease to be listed on the Over the Counter Bulletin Board (“OTCBB”) of Nasdaq.  Further, given the number of holders of record of Navtech, Inc. shares, there was no reasonable likelihood of such effects being produced.

Timeline of private purchases

CIG and its affiliates

•  March 31, 2000 – price $1 – shares 500,000 – Robert N. Snyder purchased shares from Navtech and received 125,000 warrants at $1.87 per share
•  October 26, 2000 – price $1 – shares 40,000 – Wyoming Investments Limited LP (a company owned by Robert N. Snyder) purchased shares from Navtech
•  November 10, 2000- price $1 – shares 150,000 - Robert N. Snyder purchased shares from Navtech
•  April 30, 2001 – price $1 – shares 50,000 - Robert N. Snyder purchased shares from Navtech
•  April 30, 2001 – price $1 – shares 40,000 – Andrew M. Snyder purchased shares from Navtech
•  2001– price $1 – shares 13,240 - Andrew M. Snyder purchased shares from Navtech
•  December 5, 2003 – price $.60 – shares 50,000 - Robert N. Snyder purchased shares from Navtech
•  December 5, 2003 – price $.60 – shares 50,000 - Robert N. Snyder purchased shares Duncan MacDonald
•  March 31, 2005 – price $1.87 – shares 100,000 - Robert N. Snyder exercised warrants
•  March 24, 2006 – price $2.90 – shares 376,376 - Cambridge Information Group, Inc. purchased Shares from John Bethanis. CIG and Navtech purchased shares from Mr. John Bethanis. Mr. Bethanis was a competitor of Navtech.  In exchange for the purchase of his shares, Mr. Bethanis gave a release.
•  May 1, 2006 – price $2.90 – shares 37,076 – Cambridge Information Group, Inc. sold and Andrew M. Snyder purchased shares, so Cambridge Information Group, Inc.  would not be in breach of its credit agreement.
•  April 3, 2006 – price $3.00 – shares 153,333 – Cambridge Information Group, Inc. purchased shares from Mr. Michael Ueltzen and Republic Electronics Corporation ( a company controlled by Mr. Ueltzen) in connection with Mr. Ueltzen’s resignation as a director of the board.
•  April 5, 2006 – price $3.00 – shares 20,000 - Cambridge Information Group, Inc. purchased shares from the wife of Navtech’s founder, Ms. Dorothy English, to provide her with liquidity to make her annual contribution to her retirement account.
•  February 9, 2007 – Cambridge Information Group, Inc. transfers all Navtech shares to Cambridge Information Group II LLC (“CIG II”)as part of an internal restructuring.
•  February 23, 2007 – price $3.15 – shares 153,225 – CIG II purchased shares from a broker and his clients because he was concerned about the liquidity of the holding and was worried about selling shares in the liquid market. The broker determined this illiquid stock was an inappropriate holding for the accounts.
•  February 27, 2007 – price $3.00 – shares 20,000 - CIG II purchased shares from the wife of Navtech’s founder, Ms. Dorothy English, to provide her with liquidity to make her annual contribution to her retirement account.

Externalis and its affiliates

•  January 12th 2001 –  price $1.00 – shares 25,0000 – Euro Business Angels buys shares on the market.   Euro Business Angels was a Belgian company set up on 17th February 2000. This company was controlled by Finextern (n/k/a Externalis) at the time.  It was wound up on December 26, 2003 and all its holdings were sold to its shareholders.
•  March 19th 2001 – price $1.00 – shares 25,0000 – Net Mutation buys shares on the market. Net Mutation was a Belgian company set up on 17th February 2000. This company was controlled by Finextern.  It was wound up on December 26, 2003 and all its holdings were sold to its shareholders.
•  May 2nd 2001 – agreement between Finextern and Navtech authorizing the transfer of 157.000 Navtech shares from Easy Flying (a company in which Net Mutation had a minority holding) to Finextern for $ 157.000.
•  June 6th 2001 – price $1.00 – shares 151,700 – Easy Flying sells shares to Net Mutation.
•  June 12th 2001 – price $1.00 – shares 151,700 – agreement between Net Mutation and Navtech authorizing the transfer of 151,700 shares from Easy Flying to Net Mutation.
•  June 15th 2001 – price $1.00 – shares 300,000 – subscription agreement between Navtech and Net Mutation.
•  September 21, 2004 – price $1.00 – shares 39,970.50 –Finextern buys shares from Fabrice Turrel.
•  November 22, 2005 – price $2.50 – shares 400,000 plus 25,000 warrants – Externalis purchases shares to finance the acquisition by Navtech of European Aeronautical Group AB.
•  April 3, 2006 – price $3.00 – shares 125,000 –Externalis purchased shares from Mr. Michael Ueltzen and Republic Electronics Corporation (a company controlled by Mr. Ueltzen) in connection with Mr. Ueltzen’s resignation as a director of the board.
•  April 5, 2006 – price $3.00 – shares 10,000 - Externalis purchased shares from the wife of Navtech’s founder, Ms. Dorothy English, to provide her with liquidity to make her annual contribution to her retirement account.
•  February 27, 2007 – price $3.00 – shares 10,000 - CIG II purchased shares from the wife of Navtech’s founder, Ms. Dorothy English, to provide her with liquidity to make her annual contribution to her retirement account.

ABRY and its affiliates

          •  April 3, 2006 – price $3.00 – shares 66,667 – ABRY purchased shares from Mr. Michael Ueltzen and Republic Electronics Corporation (a company controlled by Mr. Ueltzen) in connection with Mr. Ueltzen’s resignation as a director of the board.

The individual private purchases described above had no impact on any discussions between CIG, Externalis and ABRY regarding the decision to launch a tender offer for all of the outstanding shares of Navtech not owned by them and their affiliates.

Offer to Purchase

4.	Please revise to include the financial information required by Item 1010 for the issuer, as required by Item 13 of Schedule 13E-3.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Items A(2) and C(16) of the Amendment.

Summary Term Sheet

5.
Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions.  For example, your summary term sheet should include a brief discussion of the following:

•  Principal advantages and disadvantages of the tender offer and going private transactions;
•  Interests of your directors, officers, and any affiliates;
•  Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions; and
•  The receipt of the valuation report from JEGI and the decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to  the fairness of the consideration offered to stockholders.  Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No.
         7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Response

The Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Items B(1) and B(2) of the Amendment.

6.
We note that you describe the minimum tender condition; please revise to quantify the number of shares required to meet this minimum tender condition.  In addition, please state the total number of shares currently held by the offerors and the total number issuable upon conversion of the preferred shares and upon exercise of warrants.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Items B(4) and C(9) of the Amendment.

Special Factors, page 9

Purpose of the Offer, page 9

7.
We note that you believe a reduction in the administrative and financial burdens associated with public reporting requirements will enable Navtech to concentrate on its core businesses and long-term development.  Please further describe the purpose of the going private transaction.  Refer to Item 1013(a) of Regulation M-A

Response

The Purchaser has no reason for engaging in the going private transaction other than the possibility of making a profit in the long term and its belief that, given the size of Navtech, Navtech’s business would benefit from being released from public company costs such as legal, auditing, accounting and other expenses involved in the preparation, filing, and dissemination of annual and other periodic reports, as well as compliance with the provisions of the Sarbanes-Oxley Act and the regulations resulting from that law.

8.	We note that you are making this offer to purchase with a view to making a profit. Please quantify the interest in the net book value and net earnings, in amount and percentage.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(2) of the Amendment.

9.	Please consider expanding your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

•  The rights and protections that the federal securities laws provide  to security holders;
•  The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
•  The reporting obligations for officers, directors, and principal stockholders of public companies.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(3) of the Amendment.

Certain Material U.S. Federal Income Tax Consequences of the Offer, page 10

10.
Please revise to disclose all material federal income tax consequences and delete the term “certain” in the heading and first sentence.  In addition, although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not “urge” them to do so; please revise throughout your document.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Items  B(5), C(4), C(5), C(6) and C(7) of the Amendment.

11.
Please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates.  Refer to Item 1013(d) of Regulation M-A.  Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(7) of the Amendment.

Fairness, page 12

Position of the Purchaser, page 14

12.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed historical market prices, net book value, going concern value, or liquidation value.  See Q&A No. 20 in Exchange Act Release No. 17719.

Response

With respect to net book value, going concern value and liquidation value of the Company, the Purchaser refers the Staff to sub-paragraphs (iii) to (v) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”.  In response to the Staff’s comments on historical market prices, the Purchaser has revised the disclosure.  Please see Item C(10) of the Amendment.

13.
Revise to clarify how the filing persons found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an affiliated representative.  Refer to Item 1014(d) of Regulation M-A.  Further, please provide the affirmative statements required by Item 1014(c) and (e).

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(11) of the Amendment.

14.
Please revise to describe the inherent risks to security holders associated with the decision not to seek a report, opinion or appraisal from an outside party regarding the fairness of the consideration offered to security holders.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(12) of the Amendment.

Reports, Opinions, Appraisals and Negotiations, page 14

15.
Please provide us with copies of any materials prepared by JEGI in connection with its valuation report, including draft reports or appraisals.  We note that on August 28, 2007, JEGI was asked to revise its report.  To the extent these materials differ from the final valuation report, please describe them in your disclosure and file the draft as an exhibit.

Response

JEGI prepared one draft report, dated May 22, 2007.  A copy of the draft report is enclosed herewith for your review.  The report was prepared on the basis of financial forecasts which were incorrect and subsequently disavowed by Navtech.  Navtech determined that the financial forecasts were incorrect in the ordinary course of its business and not in connection with any contacts with JEGI or the Purchaser or any of its affiliates.  Because these incorrect forecasts are central to JEGI’s conclusions in the draft report, the Purchaser believes that the draft report is not a report which is subject to disclosure requirements.

16.	Please revise to describe the outlook of the economy and the airline industry, which were factors considered by JEGI.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(13) of the Amendment.

Comparisons with Selected Software and Information Company Transactions, page 16

17.
We note that you list the comparable companies chosen by JEGI.  Please revise to also disclose the comparable transactions.  Please describe in detail the criteria used to select the comparable companies and transactions and clarify whether any companies or transactions selected using these criteria were eliminated from consideration and why.  Please include a summary of the analyses and results.

Response

The JEGI report does not provide any detail as to the method for selection of the comparable companies other than that they comprise a range of public software and information companies who have been involved in transactions announced or finalized over the past 3 years.  As such, the Purchaser is not in a position to revise the disclosure in response to the second sentence of the Staff’s comment.  However, the Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Item C(14) of the Amendment.

Revenue and EBITDA Trends, page 16

18.	Revise to explain the reason why Navtech revised downward its 2007 EBITDA forecast, how the forecast was revised, the basis for and effect of the revision.

Response

The Purchaser has revised the disclosure in response to the Staff’s comment.  Please see Item C(15) of the Amendment.

Background of the Offer, page 29

19.
Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting.  For example, describe any contacts between May 18, 2006 and April 11, 2007.  Please also revise so that it is clear how the final structure and terms were reached.

Response

Given the relatively small size of the going private transaction, the contacts between CIG, Externalis and ABRY in relation to taking Navtech private were few in number and brief in nature.  The Purchaser confirms that CIG, Externalis and ABRY did not have any contacts between May 18, 2006 and April 11, 2007 in relation to taking Navtech private.

The Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Items C(17), C(18) and C(19) of the Amendment.

20.
Please revise to describe the reasons for undertaking the tender offer at this time.  Refer to Item 1013(c) of Regulation M-A.  For example, it appears that this structure enables filing persons to engage in the tender offer and merger without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

Response

The Purchaser refers the Staff to the disclosures made in Section 1 – “Special Factors – Purpose of the Offer; Plans for the Company” and Section 9 – “The Offer – Background of the Offer; Contacts with the Company”.  In addition, the Purchaser notes that the structure of the going private transaction is not tax driven, but rather is intended to permit the Sponsors to acquire for cash all shares not currently owned by the Purchaser and its affiliates.

21.
We note that on May 18, 2006, CIG management prepared a memorandum on possible options.  Please revise to discuss any alternatives considered during the negotiations and state the reasons for their rejection.  Refer to Item 1013(b) of Regulation M-A.

Response

The Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Items C(17) and C(18) of the Amendment.

Source and Amount of Funds, page 35

22.
We note that the total amount of funds required is $10,950,812.50, but the amount committed is only $5,197,348.  Please disclose the source for the remaining $5,753,464.50.  Refer to Item 1007(a) of Regulation M-A.

Response

The amount committed reflects the fact that the Purchaser does not expect CIG, ABRY or Externalis and their respective affiliates to tender their shares in the tender offer.  As such, the filing persons have not sought any source of financing the remaining $5,753,464.50.  The Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Item C(20) of the Amendment.

Schedule I

23.	Please revise to include the aggregate number and percentage of subject securities owned by each of these persons. Refer to Item 1008(a) of Regulation M-A.

Response

The Purchaser has revised the disclosure in response to the final sentence of the Staff’s comment.  Please see Item C(21) of the Amendment.

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 859-8587.

Sincerely,

/s/ Christopher Ewan

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP

Encls.